Exhibit 99.2

Sanofi-aventis Sends Letter to Genzyme Seeking Clarification on Potential Board Actions

PARIS, France - November 8, 2010 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that it has sent a letter to Genzyme Corporation (NASDAQ: GENZ) requesting that Genzyme clarify its position on a number of potential Board actions raised in Genzyme’s Schedule 14D-9.

Sanofi-aventis’ letter also notes that it is encouraged by Genzyme’s decision to “probe and evaluate alternatives” including contacting third parties but observes that sanofi-aventis has not been contacted by Genzyme or its advisors. Sanofi-aventis continues to remain interested in working with Genzyme on a constructive basis and is committed to a mutually agreeable transaction.

Below is the full text of the letter that was sent to Genzyme, which is also being filed with the U.S. Securities and Exchange Commission.

November 8, 2010

VIA EMAIL, TELECOPIER AND DHL

Mr. Henri Termeer

Chairman, President and Chief Executive Officer

Genzyme Corporation

500 Kendall Street

Cambridge, Massachusetts 02147

USA

Dear Henri,

Now that Genzyme’s third-quarter earnings have been released, you have had the opportunity to speak to shareholders regarding Genzyme’s business and prospects (including the detailed presentation to analysts and investors on October 22) and the market has had a chance to digest and react to all of this information, we would again like to request that you meet with us to discuss our proposal to acquire Genzyme. We continue to believe that our proposal is compelling for your shareholders and would provide them with immediate and substantial value that reflects the potential of Genzyme’s business and pipeline.

You have publicly disclosed that Genzyme’s Board has authorized management and the company’s advisors to “probe and evaluate alternatives” for Genzyme and its assets, including contacting third parties. We were encouraged to hear this, but to date, we have not been contacted or included in this process. We are prepared to meet with you and, if you prefer, with your advisors, at any time to discuss our respective views as to the appropriate value of Genzyme’s business and prospects and how to move this transaction process forward in a cooperative manner. As you will recall, at our meeting in September, I proposed several pathways to advance our discussions, such as providing us with some limited due diligence regarding manufacturing or arranging a meeting with your commercial team to discuss the prospects for alemtuzumab. We remain ready and willing to participate in any such meetings.

You have expressed publicly (and, we understand, directly during your conversations with Genzyme shareholders) that you are committed to maximizing shareholder returns and that you value shareholders’ voices. However, we note certain comments in your Schedule 14D-9 that appear to be inconsistent with that objective.

First, you indicated that you believe that the Genzyme Board can, at any time, opt to immediately stagger the terms of its members, extending the terms of two-thirds of Genzyme’s current directors for an additional one to three years. This action would deprive shareholders of the opportunity to elect the full Genzyme Board at the 2011 annual meeting of shareholders, a right they expressly demanded. As you know, in 2006, holders of more than 85% of the outstanding shares of Genzyme common stock voted to approve an amendment to Genzyme’s Articles of Organization to provide that all directors would be elected annually. Given this, we do not believe that it would be appropriate for the Genzyme Board to disenfranchise shareholders by unilaterally staggering the terms of directors.

Second, you stated that the Genzyme Board retains the ability to adopt a “poison pill”. As you are well aware, if adopted, the poison pill would prevent Sanofi-Aventis from acquiring Genzyme, regardless of your shareholders’ support for a transaction.

Third, you indicated that the Genzyme Board may wield the Massachusetts anti-takeover statutes in a manner that would, as a practical matter, prevent Sanofi-Aventis from acquiring Genzyme without the cooperation of Genzyme’s Board, notwithstanding your shareholders’ support of a transaction.

We believe it would be inappropriate for the Board to take these defensive actions. If we are unable to have a direct dialog with you, in all fairness you should allow your shareholders the opportunity to decide for themselves whether or not to accept our proposal.

Your shareholders should know with certainty that you will not interfere with their right to benefit from our offer by taking any of the actions described above. Therefore, we ask that you take action to make the Massachusetts anti-takeover statute inapplicable to our offer and confirm that Genzyme’s 2011 annual meeting of shareholders, including the election of all directors, will be held on schedule on the fourth Thursday of May (May 26, 2011), as provided in your Bylaws.

It remains our preference to work together with you to reach a mutually agreeable transaction. We continue to believe that a transaction is in the best interests of the shareholders of both Genzyme and Sanofi-Aventis, and we look forward to hearing from you.

Yours sincerely,

Sanofi-Aventis

By :	/s/ Christopher A. Viehbacher
Christopher A. Viehbacher
Chief Executive Officer

cc: Genzyme Board of Directors

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About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Important Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities. In connection with the proposed transaction, sanofi-aventis and GC Merger Corp. have filed tender offer documents with the U.S. Securities and Exchange Commission (the “SEC”). These documents have been mailed to all Genzyme shareholders of record. These documents, as they may be amended from time to time, contain important information about the proposed transaction and Genzyme shareholders are urged to read them carefully and in their entirety before any decision is made with respect to the proposed transaction. The tender offer materials may be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885, and may also be obtained at no charge at the website maintained by the SEC at www.sec.gov.

Any statements made in this communication that are not statements of historical fact, including statements about sanofi-aventis’ beliefs and expectations and statements about sanofi-aventis’ proposed acquisition of Genzyme, are forward-looking statements and should be evaluated as such. Forward-looking statements include statements that may relate to sanofi-aventis’ plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Factors that may materially affect such forward-looking statements include: sanofi-aventis’ ability to successfully complete the tender offer for Genzyme’s shares or realize the anticipated benefits of the transaction; delays in obtaining any approvals required for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule; and the failure of any of the conditions to sanofi-aventis’ tender offer to be satisfied. Any information regarding Genzyme contained herein has been taken from, or is based upon, publicly available information. Although sanofi-aventis does not have any information that would indicate that any information contained herein is inaccurate or incomplete, sanofi-aventis has not had the opportunity to verify any such information and does not undertake any responsibility for the accuracy or completeness of such information. Sanofi-aventis does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

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